UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 12, 2023

Commission File Number 001-14846

            AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Enclosure: Market Update Report: AngloGold Ashanti Report for the Three Months Ended 31 March 2023

Johannesburg, 12 May 2023 - AngloGold Ashanti Limited (“AngloGold Ashanti”, “AGA” or the “Company”) reported a steady operational performance for the first quarter of 2023, in line with plans, while confirming annual guidance and delivering on key strategic objectives to improve its valuation versus its peers.

In Ghana, the Company announced a proposed joint venture between its Iduapriem mine and Gold Fields’ neighbouring Tarkwa operation to potentially create Africa’s largest gold mine. Excluding the interest to be held by the Government of Ghana, AngloGold Ashanti will hold a 33.3% interest. The proposed joint venture is expected to deliver extended life, increased production and improved costs. Estimated average annual production is expected to be almost 900koz per year over the first five years at an all-in sustaining cost per ounce (“AISC”) of less than $1,000/oz.

“We’re taking pragmatic, commercially sensible steps to unlock value,” said Chief Executive Officer Alberto Calderon. “Operationally, the year has started as expected, with normal seasonal improvements to come in each of the remaining quarters as we work to meet our overall objectives for the year.”

AngloGold Ashanti, under its new leadership team, is taking steps to narrow a value differential with its international peers. The Company has targeted safety improvements, is working to improve costs and increase the life of its key mines, while enhancing cash conversion and prioritising delivery of major projects.

The Company’s Total Recordable Injury Frequency Rate (“TRIFR”) improved to 0.88 injuries per million hours worked during the first quarter of 2023, its best performance ever and well below industry peers.

Production was consistent year-on-year at 584,000oz for the first quarter of 2023, with strong performances from the Obuasi and Iduapriem mines offset by lower production from Kibali, Siguiri and the Brazilian operations.

The Obuasi gold mine in Ghana continued its planned ramp-up during the first quarter of 2023, with a 58% year-on-year jump in production and a drop in AISC as tonnages and grade increased. The Obuasi site also reported 3.5m shifts with no lost time injury.

In Brazil, the Cuiabá mine complex successfully transitioned to producing gold from its gravity circuit and gold concentrate in line with expectations. Normal production levels were lower during the first quarter of 2023 compared to the same period last year, mainly due to the suspension of tailings deposition at the Calcinados tailings storage facility (“TSF”) and processing of gold concentrate at the Queiroz plant, which services the Cuiabá mine complex, until completion of a buttressing programme at the Calcinados TSF. When Cuiabá is excluded, group production rose 2% in the first quarter of 2023 compared with the first quarter of 2022.

Total cash costs per ounce increased by 16% to $1,204/oz in the first quarter of 2023 compared to $1,041/oz in the same period last year, mainly due to continued inflation and input price increases which peaked in the second and third quarters of 2022, lower grades at Kibali, and higher waste stripping costs at Tropicana in line with expectations, lower by-product revenue and volumes in Brazil, and higher royalties paid due to higher revenues. This increase was partly offset by weaker exchange rates against the US Dollar and favourable inventory movements.

AISC increased by 15% to $1,619/oz in the first quarter of 2023 compared to $1,405/oz for the same period last year, mainly due to higher total cash costs and a planned increase in sustaining capital expenditure.

The Company anticipates costs to come down over the course of the year as inflation and input prices are expected to continue to recede and the Company expects to continue to deliver on its Full Asset Potential (“FP”) programme.

The balance sheet remained robust following the payout of the final 2022 dividend, with liquidity of approximately $2.3bn, including cash and cash equivalents of $0.8bn, at the end of March 2023.

FIRST QUARTER 2023 HIGHLIGHTS

Record safety performance in the first quarter: TRIFR improved 26% year-on-year to 0.88 injuries per million hours worked; zero fatalities recorded

Annual guidance for 2023 maintained; production and costs expected to improve in second half of 2023 as our FP programme continues to deliver

Annual guidance provided for 2024, excluding operational metrics related to Cuiabá, reflecting improved production and reduced total cash costs per ounce

Obuasi posted 58% production improvement year-on-year; 14% AISC improvement as ramp-up continues; Iduapriem sees strong improvements in grade and volume

Announcement of proposed Iduapriem-Tarkwa joint venture to potentially create Africa's largest gold mine

Cash conversion efforts continued, with further remittances of cash from the DRC and VAT offsets in Tanzania

SALIENT FEATURES

•Confirmed guidance ranges for 2023

•Production at 584,000oz in Q1 2023 vs 588,000oz in Q1 2022; strong contributions from Obuasi and Iduapriem

•Open pit grade improved 9% year-on-year as portfolio reinvestment initiatives progressed

•Total cash costs per ounce of $1,204/oz in Q1 2023 vs $1,041/oz in Q1 2022, mainly driven by continued inflation and input price increases, in line with our expectations as communicated in the fourth quarter of 2022

•AISC of $1,619/oz in Q1 2023 vs $1,405/oz in Q1 2022, on increased total cash costs and planned higher sustaining capital expenditure

•Adjusted EBITDA decreased year-on-year from $438m in Q1 2022 to $320m in Q1 2023; Adjusted EBITDA margin of 32%

•Adjusted net debt of $1,131m at 31 March 2023; Adjusted net debt to Adjusted EBITDA ratio of 0.67 times

•Free cash outflow of $161m in Q1 2023 vs inflow of $268m in Q1 2022 which was boosted by the large historical remittance of $326m received from Kibali during Q1 2022

Financial and Operating Report
for the three months ended 31 March 2023

GROUP - Key statistics
		Quarter	Quarter	Quarter	Year
		ended	ended	ended	ended
		Mar	Dec	Mar	Dec
		2023	2022	2022	2022
		US Dollar / Imperial
Operating review
Gold
Produced (1)	- oz (000)	584	771	588	2,742
Sold	- oz (000)	583	748	597	2,717

Financial review
Price received per ounce *	- $/oz	1,895	1,736	1,881	1,793
Total cash costs per ounce *	- $/oz	1,204	1,008	1,041	1,024
All-in sustaining costs per ounce *	- $/oz	1,619	1,422	1,405	1,383
All-in costs per ounce *	- $/oz	1,836	1,646	1,583	1,587

Gold income	- $m	1,007	1,161	1,016	4,388
Cost of sales	- $m	839	900	757	3,362
Total cash costs	- $m	681	759	605	2,753

Adjusted EBITDA *	- $m	320	462	438	1,797
Net cash inflow from operating activities	- $m	94	358	533	1,804
Free cash (outflow) inflow *	- $m	(161)	17	268	657
Adjusted net debt *	- $m	1,131	878	917	878
Adjusted net debt to Adjusted EBITDA	- times	0.67	0.49	0.51	0.49
Total capital expenditure (including equity-accounted joint ventures)	- $m	246	369	234	1,118

(1) Includes gold concentrate from the Cuiabá mine complex which will be sold to third parties
* Refer to the “Glossary of Terms” in the Company’s annual financial statements for the year ended 31 December 2022, for definitions.
$ represents US Dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

March 2023 Market update report - www.AngloGoldAshanti.com

OPERATING AND FINANCIAL REVIEW

Production

Production for the three months ended 31 March 2023 was 584,000oz, at a total cash cost of $1,204/oz, compared to 588,000oz at a total cash cost of $1,041/oz for the first quarter of 2022. Production was steady year-on-year as AngloGold Ashanti continued to progress reinvestment in key assets to improve operating flexibility and extend mine lives, while also advancing a programme to buttress the TSF which services the Queiroz plant at the Cuiabá mine complex in Brazil.

Strong operating performances were reported from Obuasi and Iduapriem, which posted production gains and AISC improvements, while steady contributions were made by Cerro Vanguardia, Sunrise Dam, Tropicana and Geita. Excluding Cuiabá’s production contribution, production was up 2% year-on-year in the first quarter of 2023.

During the first quarter of 2023, Cuiabá produced 41,000oz, which comprised 16,000oz of gravimetric gold and 25,000oz of gold-in-concentrate. At Geita, production was in line with the mine plan, as the operation successfully concluded scheduled mill maintenance and the planned replacement of the girth gear during the first quarter of 2023. Geita is expected to achieve production of about 500,000oz for 2023, with strong gains to come over the balance of the year. At Kibali, production was lower year-on-year mainly due to lower underground grades as a result of mine sequencing.

Costs

Total cash costs per ounce for the first quarter of 2023 were $1,204/oz, compared to $1,041/oz for the first quarter of 2022. The increase in total cash cost per ounce was mainly due to continued inflation and input price increases which peaked in the second and third quarters of 2022, lower grades at Kibali and higher waste stripping costs at Tropicana in line with expectations, lower by-product revenue and volumes in Brazil, and higher royalties paid due to higher revenues. The increase was partly offset by weaker exchange rates against the US Dollar and favourable inventory movements.

All-in sustaining costs per ounce (“AISC”) for the first quarter of 2023 were $1,619/oz, compared to $1,405/oz for the first quarter of 2022, mainly due to higher total cash costs and a planned increase in sustaining capital expenditure.

The Company anticipates lower cash costs in the second half of the year in line with guidance as we continue to deliver on our FP programme and we expect inflation and input prices to continue to recede.

Adjusted EBITDA

Adjusted earnings before interest, tax, depreciation and amortisation (“Adjusted EBITDA”) for the first quarter of 2023 was $320m, compared to $438m for the first quarter of 2022. Adjusted EBITDA was lower year-on-year mainly due to lower gold sales and higher operating costs, partly offset by the marginally higher gold price received.

Gold hedges
During the first quarter of 2023, AngloGold Ashanti entered into zero-cost collars for a total of 136,000 ounces of gold for the period February 2023 to December 2023 in order to manage gold price downside risk associated with Cuiabá partly transitioning to gold concentrate sales and the current high cost associated with Córrego do Sítio. During the first quarter of 2023, AngloGold Ashanti recorded a realised gain of $1m in respect of these gold derivatives. At 31 March 2023, the mark-to-market value of the remaining open positions was an unrealised loss of $4m.

Oil hedges
During July 2022, AngloGold Ashanti entered into forward contracts for a total of 999,000 barrels of Brent crude oil for the period January 2023 to December 2023 that will be cash settled on a monthly basis against the contract price. This comprises approximately 40% of the Company’s total anticipated 2023 consumption. The average price achieved on the forward contracts is $89.20 per barrel of Brent crude oil. During the first quarter of 2023, AngloGold Ashanti recorded a realised loss of $2m in respect of these oil derivatives. At 31 March 2023, the mark-to-market value of the remaining open positions was an unrealised loss of $2m (2022: $6m).

Cash Flow

Net cash inflow from operating activities decreased to $94m for the first quarter of 2023, compared to $533m for the first quarter of 2022.

The Company recorded a free cash outflow of $161m for the first quarter of 2023, compared to an inflow of $268m for the first quarter of 2022 which was mainly due to the remittance of large cash balances from the DRC during the first quarter of 2022 to clear the balance which had grown over the preceding years. During the first quarter of 2023, free cash flow was further adversely impacted by higher planned capital expenditure and unfavourable movements in working capital, factors partly offset by lower taxes paid.

Cash remittances from the DRC continued to flow as expected. AngloGold Ashanti received cash distributions of $37m from the Kibali joint venture in the first quarter of 2023, compared to $326m received in the first quarter of 2022 when the pre-existing backlog was being cleared. At 31 March 2023, the Company’s attributable share of the outstanding cash balances from the DRC was $40m, unchanged from the outstanding cash balance at 31 December 2022.

Free cash flow was impacted by continued lock-ups of value added tax (“VAT”) at Geita and Kibali and foreign exchange restrictions and export duties at Cerro Vanguardia (“CVSA”):

•In Tanzania, net overdue recoverable VAT input credit refunds (after discounting provisions) decreased by $1m during the first quarter of 2023 to $152m from $153m at 31 December 2022, as a result of processing verified VAT claims against corporate tax payments of $18m and foreign exchange adjustments of $1m, partly offset by new claims submitted of $18m. The Company plans to continue offsetting verified VAT claims against corporate taxes.

March 2023 Market update report - www.AngloGoldAshanti.com

•In the DRC, the Company's attributable share of the net recoverable VAT balance (including recoverable VAT on fuel duties and after discounting provisions) increased by $3m during the first quarter of 2023 to $89m from $86m at 31 December 2022.

•In Argentina, the net export duty receivables (after discounting provisions) remained unchanged at $9m at the end of the first quarter of 2023, compared to the balance at 31 December 2022. In addition, CVSA’s cash balance decreased by $13m* during the first quarter of 2023 to $103m* from $116m* at 31 December 2022. The cash balance is available to be paid to AngloGold Ashanti’s offshore ($90m*) and onshore ($12m*) investment holding companies in the form of declared dividends.

Applications have been made to the Argentinean Central Bank to approve the purchase of US Dollars in order to distribute offshore dividends related to the 2019, 2020 and 2021 financial years of $90m* (at current exchange rates) to AngloGold Ashanti. Also, under a special regime established for dividend payments, a petition to distribute a portion of the offshore dividends applied for, in the amount of $54m*, was submitted to the Argentinean Central Bank during the third quarter of 2022. In December 2022, the Argentinean Central Bank approved the payment of $18m* to AngloGold Ashanti (representing only a portion of the amount applied for), based on the applications submitted under this special regime. While the remaining approvals are pending, the cash remains fully available for CVSA’s operational and exploration requirements.

* US Dollar equivalent

Free cash flow ($m)
	Quarter ended Mar 2023	Quarter ended Dec 2022	Quarter ended Mar 2022	Year ended Dec 2022

Net cash inflow from operating activities	94	358	533	1,804
Capital expenditure	(227)	(337)	(215)	(1,028)
Net cash from operating activities after capital expenditure	(133)	21	318	776
Repayment of lease liabilities	(22)	(21)	(20)	(82)
Finance costs accrued and capitalised	(31)	(31)	(29)	(132)
Net cash flow after capital expenditure and interest	(186)	(31)	269	562
Other net cash inflow from investing activities	22	45	(4)	86
Other	—	1	—	5
Add backs:
Cash restricted for use	3	2	3	4
Free cash flow	(161)	17	268	657
Kibali legacy free cash flow received during the first half of 2022	—	—	(326)	(460)
Free cash flow (excluding Kibali legacy free cash flow received during the first half of 2022)	(161)	17	(58)	197

Balance Sheet and Liquidity

Adjusted net debt increased by 29% from $878m at 31 December 2022 to $1,131m at 31 March 2023. The ratio of Adjusted net debt to Adjusted EBITDA was 0.67 times at 31 March 2023 compared to 0.51 times at 31 March 2022. The Company remains committed to maintaining a strong balance sheet with an Adjusted net debt to Adjusted EBITDA target ratio not exceeding 1.0 times through the cycle. At 31 March 2023, the balance sheet remained robust, with strong liquidity comprising the $1.4bn multi-currency RCF of which $1.36bn was undrawn, the $65m Siguiri RCF of which $50m was undrawn, the South African R150m ($8m) RMB corporate overnight facility which was undrawn, the $278m Geita RCF (the facility was increased by $128m during the first quarter of 2023) of which $123m was undrawn and cash and cash equivalents of approximately $0.8bn, taking overall group liquidity to approximately $2.3bn.

Capital Expenditure

Capital expenditure on waste stripping at Tropicana (Havana) and Iduapriem (Cut 2) as well as feasibility work in Nevada continued to progress through the first quarter of 2023. At Geita, the underground portal development at Geita Hill East progressed according to plan and mining operations continued to ramp up at the Nyamulilima open pit. In Brazil, the Company continued its investment to comply with TSF-related regulatory requirements.

Total capital expenditure (including equity-accounted joint ventures) was 5% higher year-on-year at $246m in the first quarter of 2023, up from $234m in the first quarter of 2022. Sustaining capital expenditure increased marginally to $171m in the first quarter of 2023, from $169m in the first quarter of 2022. Non-sustaining capital expenditure increased to $75m in the first quarter of 2023, from $65m in the first quarter of 2022, mainly due to project work in Nevada, as well as TSF construction capital expenditure at Iduapriem, partly offset by lower project capital expenditure at Tropicana.

March 2023 Market update report - www.AngloGoldAshanti.com

Summary of three months-on-three months operating and cost variations:
Particulars	Three months ended Mar 2023	Three months ended Dec 2022	Three months ended Mar 2022	% Variance three months vs prior three months	% Variance three months vs prior year three months
Operating review (Gold)
Production (kozs) (1)	584	771	588	(24)	(1)

Financial review
Gold price received per ounce ($/oz) (4)	1,895	1,736	1,881	9	1
Total cash costs per ounce ($/oz) (4)	1,204	1,008	1,041	19	16
Corporate & marketing costs ($m) (2)	20	17	18	18	11
Exploration & evaluation costs ($m)	47	64	33	(27)	42
Capital expenditure ($m)	246	369	234	(33)	5
All-in sustaining costs per ounce ($/oz) (3) (4)	1,619	1,422	1,405	14	15
All-in costs per ounce ($/oz) (3) (4)	1,836	1,646	1,583	12	16
Adjusted EBITDA ($m) (4)	320	462	438	(31)	(27)
Net cash inflow from operating activities ($m)	94	358	533	(74)	(82)
(1) Includes gold concentrate from the Cuiabá mine complex which will be sold to third parties.
(2) Includes administration and other expenses.
(3) World Gold Council guidance.
(4) Refer to the “Glossary of Terms” in the Company’s annual financial statements for the year ended 31 December 2022, for definitions.

Rounding of figures may result in computational discrepancies.

FULL ASSET POTENTIAL REVIEW PROGRAMME

The FP programme aims to achieve a step-change in AngloGold Ashanti’s operating and cost performance by the year 2024. This programme includes a comprehensive three-month assessment of each of the Company’s mine sites, which covers every aspect of an operation. The outcome is intended to enhance the Company’s understanding of the relative potential of each asset and includes developing a plan and implementation schedule to achieve the targeted performance over the next six to 24 months.

Sunrise Dam, the first site to implement the FP programme, is demonstrating a noticeable uplift in performance. The mine’s monthly development advance rates have step-changed from below 1,000m per month to over 1,200m per month through improved drilling performance. This is translating into increased underground ore tonnes, which increased 8% year-on-year in the first quarter of 2023.

At Siguiri, an opportunity to increase processing plant efficiency has improved year-on-year throughput in the first quarter of 2023 by 2%,and delivered improved mill runtime. A key opportunity to accelerate mining of Kami West has successfully unlocked an additional 1.5Mt of ore. A move to owner mining is currently being assessed.

At Geita, the most value-accretive opportunities are in the processing plant, and throughput continues to increase, following the planned mill shutdown during the first quarter of 2023. Furthermore, metallurgical recovery is above the FP target as a result of better carbon management and optimised leaching kinetics.

FP assessments for Cerro Vanguardia and Obuasi are expected to conclude during the first half of 2023.

GUIDANCE

The Company previously provided guidance for 2023, which remains unchanged (see table below). We remain on track to achieve full year guidance. Production is expected to be second half weighted, with unit costs expected to decline into the second half of 2023.

		2023 (1)	Cuiabá 2023
		Guidance	Guidance
Production (000oz)		2,450 - 2,610	180 (2)
Costs	All-in sustaining costs ($/oz)	1,405 - 1,450
	Total cash costs ($/oz)	1,050 - 1,120	1,396
Capital expenditure	Total ($m)	960 - 1,070
	Sustaining capital expenditure ($m)	680 - 760
	Non-sustaining capital expenditure ($m)	280 - 310
Corporate administration, marketing and related expenses ($m)		85 - 95
Expensed exploration and study costs ($m)		210 - 240
Depreciation and amortisation (excluding equity joint ventures) ($m)		600 - 680
Interest and finance costs (excluding unwinding of obligations) - Income Statement ($m)		125 - 135
Other operating expenses ($m)		55 - 65

(1) Excludes the Cuiabá mine complex.
(2) AngloGold Ashanti expects that the Cuiabá mine complex will continue to extract gold from the gravity circuit at a rate of 5,000oz on average per month and will produce gold-in-concentrate at an average of approximately 10,000oz per month.

Outlook economic assumptions for 2023 are as follows: $/A$0.71, BRL5.40/$, AP260.00/$, ZAR17.00/$ and Brent $83/bbl.

March 2023 Market update report - www.AngloGoldAshanti.com

Cost and capital forecast ranges are expressed in nominal terms. In addition, estimates assume neither operational or labour interruptions (including any further delays in the ramp-up of the Obuasi redevelopment project), or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by AngloGold Ashanti’s external auditors. Other unknown or unpredictable factors, or factors outside the Company’s control, including inflationary pressures on its cost base, could also have material adverse effects on AngloGold Ashanti’s future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at AngloGold Ashanti’s operations together with AngloGold Ashanti’s business continuity plans aim to enable its operations to deliver in line with its production targets. The Company, however, remains mindful that the COVID-19 pandemic, its impacts on communities and economies, and the actions authorities may take in response to it, are largely unpredictable and therefore no incremental additional impact is included in the cost and capital forecast ranges. Actual results could differ from guidance and any deviations may be significant. Please refer to the Risk Factors section in AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2022 filed with the United States Securities and Exchange Commission (“SEC”).

Following the key strategic objectives it set out a year ago, AngloGold Ashanti is pleased to provide guidance for 2024, which excludes operational metrics related to Cuiabá. AngloGold Ashanti is also providing 2024 production guidance for Cuiabá.

The Company expects to see production growth of approximately 4% in 2024 relative to the 2023 production guidance at the midpoint. The primary driver of expected production growth is related to Obuasi stepping up following the completion of Phase 3 of the Obuasi redevelopment project, Iduapriem production increasing following the completion of its reinvestment (which does not take into account the proposed joint venture with Gold Fields’ Tarkwa mine), and modest production increases at Kibali, Siguiri, Geita, Sunrise Dam and Tropicana.

Total cash costs are expected to range from $1,000/oz to $1,110/oz in 2024, compared to $1,050/oz to $1,120/oz in 2023. Costs are forecast to improve mainly due to an increase in production, as well as cost improvements realised related to the initiatives of the FP programme.

Sustaining capital expenditure for 2024 is expected to be in line with 2023 levels, as the Company completes reinvestment across some of its key projects. On a per ounce basis, sustaining capital expenditure is expected to decline in 2024 as production increases further.

Following the completion of these projects, the Company is expected to operate at an AISC ranging from $1,395/oz to $1,455/oz.

The Company continues to enforce capital and cost discipline across the business, while prioritising the safety, health and wellbeing of its employees and its host communities.

		2024 (1)	Cuiabá 2024
		Guidance	Guidance
Production (000oz)		2,530 - 2,730	180 (2)
Costs (3)	All-in sustaining costs ($/oz)	1,395 - 1,455
	Total cash costs ($/oz)	1,000 - 1,110
Capital expenditure (3)	Total ($m)	960 - 1,070
	Sustaining capital expenditure ($m)	680 - 760
	Non-sustaining capital expenditure ($m)	280 - 310
(1) Excludes the Cuiabá mine complex.
(2) AngloGold Ashanti expects that the Cuiabá mine complex will continue to extract gold from the gravity circuit at a rate of 5,000oz on average per month and will produce gold-in-concentrate at an average of approximately 10,000oz per month.
(3) Costs reflected in real terms.

Outlook economic assumptions for 2024 are as follows: $/A$0.74, BRL5.45/$, AP375.00/$, ZAR16.75/$ and Brent $87/bbl.

Cost and capital forecast ranges are expressed in nominal terms. In addition, estimates assume neither operational or labour interruptions (including any further delays in the ramp-up of the Obuasi redevelopment project), or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by AngloGold Ashanti’s external auditors. Other unknown or unpredictable factors, or factors outside the Company’s control, including inflationary pressures on its cost base, could also have material adverse effects on AngloGold Ashanti’s future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at AngloGold Ashanti’s operations together with AngloGold Ashanti’s business continuity plans aim to enable its operations to deliver in line with its production targets. The Company, however, remains mindful that the COVID-19 pandemic, its impacts on communities and economies, and the actions authorities may take in response to it, are largely unpredictable and therefore no incremental additional impact is included in the cost and capital forecast ranges. Actual results could differ from guidance and any deviations may be significant. Please refer to the Risk Factors section in AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2022 filed with the SEC.

CUIABÁ UPDATE

Tailings-related regulations introduced in Brazil required AngloGold Ashanti Brazil to conduct a new detailed risk assessment of its portfolio of TSFs by December 2022. The regulations required this new risk assessment be conducted with oversight from external consultants. One of the conclusions of this review was to increase buttressing of the Calcinados TSF to align its post liquefaction factor of safety with the international standards currently considered best practice. AngloGold Ashanti is proceeding with this buttressing programme and has therefore suspended filtered tailings deposition at the TSF, which services the Cuiabá mine complex.

Operational and structural integrity of the Calcinados TSF remains safe and stable, per the conclusions of risk assessments by external consultants and the Company’s internal TSF team. The TSF’s factors of safety, in both a drained and undrained state, are fully compliant with relevant Brazilian operating regulations.

AngloGold Ashanti’s focus is to maintain compliance with the tailings-related regulations in Brazil, including new requirements introduced last year, and to maintain a close and transparent relationship with the relevant authorities.

During the first quarter of 2023 the Company commenced geotechnical work to support the buttressing programme. The timeline for completion of the buttressing is expected to be determined once engineering and geotechnical work has been completed by external consultants.

Processing of gold concentrate at the Queiroz plant, which services the Cuiabá mine complex, is suspended until the buttressing programme has been completed. In the meantime, mining of ore is continuing at the Cuiabá mine complex. During this period, the Company expects that
March 2023 Market update report - www.AngloGoldAshanti.com

the Cuiabá mine complex will continue to extract gold from the gravity circuit at a rate of 5,000oz on average per month and will produce gold-in-concentrate at an average of approximately 10,000oz per month. The Company has started selling gold concentrate to third parties and expect such sales to continue until the Queiroz plant resumes full operation. The first shipment of gold concentrate occurred in April 2023 and shipments are expected to continue on a monthly basis.

The Cuiabá mine complex produced 241,000oz of gold in 2022 and is expected to produce around 180,000oz in 2023 (comprising 60,000oz of gravimetric gold and 120,000oz of gold-in-concentrate).

SAFETY UPDATE

The Company recorded a fatality-free first quarter of 2023 alongside its lowest-ever Total Recordable Injury Frequency Rate (“TRIFR”), the broadest measure of workplace safety.

TRIFR improved by 26% to 0.88 injuries per million hours worked for the first quarter of 2023, compared to 1.19 injuries per million hours worked in the first quarter of last year.

AngloGold Ashanti’s safety strategy, with specific emphasis on the refreshed Major Hazard Management standard and critical control verifications, continued to be implemented at all the operations, intensifying employees’ focus on safety practices in all workplaces. AngloGold Ashanti continues to address high consequence incidents through the application of its Major Hazard Management process.

OPERATING HIGHLIGHTS

The Africa operations produced 348,000oz at a total cash cost of $1,135/oz for the quarter ended 31 March 2023, compared to 330,000oz at a total cash cost of $1,017/oz for the quarter ended 31 March 2022. The region’s AISC was $1,395/oz for the quarter ended 31 March 2023, compared to $1,281/oz for the quarter ended 31 March 2022.

In Ghana, Iduapriem produced 63,000oz at a total cash cost of $803/oz for the quarter ended 31 March 2023, compared to 51,000oz at a total cash cost of $987/oz for the same period last year. The increase in production year-on-year was mainly due to higher tonnes treated together with higher grades as the mine accesses ore tonnes from Teberebie Cut 2 compared to the same period last year when ore was sourced mainly from Block 5 and stockpiles. Total cash costs per ounce improved year-on-year mainly due to higher gold production and favourable metal inventory movements, partly offset by higher mining costs and higher royalties paid.

Obuasi produced 60,000oz at a total cash cost of $1,085/oz for the quarter ended 31 March 2023, compared to 38,000oz at a total cash cost of $1,043/oz for the same period last year. Production was higher year-on-year mainly due to higher tonnes processed and higher grades mined. Total cash costs per ounce were higher year-on-year mainly due to higher variable mining and processing volume costs driven by higher underground tonnes mined and an increase in mill throughput compared to the same period last year. This resulted in higher reagent costs, higher mining contractor and other mining costs related to an increased consumption of maintenance spares, ground support and explosives, as well as higher royalties paid. These cost increases were partly offset by higher production.

In Guinea, production at Siguiri was 63,000oz at a total cash cost of $1,537/oz for the quarter ended 31 March 2023, compared to 68,000oz at a total cash cost of $1,187/oz for the same period last year. Production was lower year-on-year mainly due to lower metallurgical recoveries due to the treatment of carbonaceous material. The decrease in production was partly offset by higher tonnes processed. Total cash costs per ounce were higher year-on-year due to lower production, higher oil prices, higher reagent prices and mining rates, as well as unfavourable movements in stockpiles and the strengthening of the Guinean Franc against the US Dollar.

In Tanzania, Geita’s production was 98,000oz at a total cash cost of $1,196/oz for the quarter ended 31 March 2023, compared to 97,000oz at a total cash cost of $1,077/oz for the same period last year. Production was marginally higher year-on-year mainly due to higher grades mined, partly offset by lower tonnes processed due to a planned mill shutdown during the first quarter of 2023. For the full year, the mine is expected to produce about 500,000oz. Total cash costs per ounce were higher year-on-year mainly due to increased unavailability of mining equipment, higher fuel inflation and higher freight costs.

In the DRC, Kibali produced 64,000oz at a total cash cost of $1,019/oz for the quarter ended 31 March 2023, compared to 76,000oz at a total cash cost of $797/oz for the same period last year. Production was lower year-on-year mainly due to lower grades mined at the underground mine as a result of mine sequencing, partly offset by higher tonnes processed. Total cash costs per ounce were higher year-on-year mainly due to lower gold production and higher oil and commodity prices, partly offset by favourable movements in stockpiles.

The Americas operations produced 111,000oz at a total cash cost of $1,338/oz for the quarter ended 31 March 2023, compared to 131,000oz at a total cash cost of $975/oz for the quarter ended 31 March 2022. The region’s AISC was $2,446/oz for the quarter ended 31 March 2023, compared to $1,635/oz for the quarter ended 31 March 2022.

In Brazil, AngloGold Ashanti Mineração's production was 54,000oz at a total cash cost of $1,390/oz for the quarter ended 31 March 2023, compared to 70,000oz at a total cash cost of $1,044/oz in the same period last year. Production was lower year-on-year mainly due to lower tonnes of ore processed at the Cuiabá mine complex and lower grades mined at the Córrego do Sítio (“CdS”) mine complex. During the first quarter of 2023, Cuiabá produced 41,000oz, which comprised 16,000oz of gravimetric gold and 25,000oz of gold-in-concentrate. Total cash costs per ounce were higher year-on-year mainly due to lower gold production, lower by-product revenue as sulphuric acid sales remained suspended pending resumption of operation from the Queiroz plant, and cost increases mainly related to input cost increases and additional operating costs related to TSF management. These cost increases were partly offset by the weakening of the Brazilian Real against the US Dollar, lower royalties, and favourable movements in inventories.

At Serra Grande, production was 15,000oz at a total cash cost of $1,855/oz for the quarter ended 31 March 2023, compared to 20,000oz at a total cash cost of $1,375/oz in the same period last year. Production was lower year-on-year mainly due to lower tonnes of ore treated and lower grades mined. Total cash costs per ounce were higher year-on-year mainly due to lower production, unfavourable movements in stockpiles and gold in process and increases in input costs and additional technical services. These cost increases were partly offset by lower royalties and the weakening of the Brazilian Real against the US Dollar.
In Argentina, Cerro Vanguardia produced 42,000oz at a total cash cost of $1,077/oz for the quarter ended 31 March 2023, compared to 41,000oz at a total cash cost of $659/oz in the same period last year. Production was marginally higher year-on-year mainly due to higher
March 2023 Market update report - www.AngloGoldAshanti.com

average grades mined. Total cash costs per ounce were higher year-on-year mainly due to cost increases related to labour, fuel, power, explosives, services (annual inflation is estimated at around 100%), lower by-product income (due to lower volumes of silver sold) and higher consumption of materials and services due to higher tonnes mined. These cost increases were partly offset by the weakening of the Argentinean Peso against the US Dollar.

The Australia operations produced 125,000oz at a total cash cost of $1,309/oz for the quarter ended 31 March 2023, compared to 127,000oz at a total cash cost of $1,160/oz for the quarter ended 31 March 2022. The region’s AISC was $1,564/oz for the quarter ended 31 March 2023, compared to $1,324/oz for the quarter ended 31 March 2022.

Sunrise Dam produced 61,000oz at a total cash cost of $1,317/oz for the quarter ended 31 March 2023, compared to 61,000oz at a total cash cost of $1,296/oz during the same period last year. Total cash costs per ounce were higher year-on-year mainly due to higher operating costs at the underground mine, partly offset by favourable movements in inventories.

Tropicana’s production was 64,000oz at a total cash cost of $1,190/oz for the quarter ended 31 March 2023, compared to 66,000oz at a total cash cost of $948/oz during the same period last year. Production was marginally lower year-on-year mainly due to lower grades mined in the open pit, as mining focused on waste stripping at the Havana pit. Ore mined from the underground mine increased by 13% year-on-year and coupled with higher grades mined resulted in underground gold production increasing 30% year-on-year. Total cash costs per ounce were higher year-on-year mainly due to the commencement and ramp-up of the Tropicana underground operation, higher open-pit unit costs due to higher drilling and blasting costs, and marginally lower production, partly offset by the weakening of the Australian Dollar against the US Dollar.

UPDATE ON CAPITAL PROJECTS

Obuasi
Phase 3 of the Obuasi redevelopment project, which relates principally to extended capital expenditure to refurbish existing infrastructure around the KMS Shaft, as well as to service the mine in deeper production areas, continues to progress and is expected to continue as planned through to the end of 2023. The Obuasi mine continues on the ramp-up path to its full production run-rate in excess of 400,000oz, which is expected by the end of 2024.

Tropicana
Completion of a scoping study on the Havana underground mineralisation has justified the commencement of a pre-feasibility study (“PFS”). The PFS is progressing well with various options being considered to determine the most economical way to access the Havana underground orebody while open-pit mining remains active in the Havana pit. The PFS analysis is expected to be completed in the second quarter of 2023. Options include a direct access portal from the pit via a dedicated decline and the development of the “Havana Link” drive connecting the Tropicana underground extension with the Havana underground orebody. The PFS is expected to be completed by the end of 2023 with the potential to start the access decline in the second half of 2024.

Nevada
During the first quarter of 2023, AngloGold Ashanti’s project team progressed the feasibility study at North Bullfrog and initiated a concept study of the expanded Silicon project, which includes options for the Merlin deposit.

Quebradona
Following the decision of Colombia’s national environmental agency (“ANLA”) in November 2021 to archive the Company’s environmental licence application related to the Quebradona project, and the confirmation of such decision in April 2022, AngloGold Ashanti has been working to complete the data acquisition required at the tunnel alignment area. In addition, an optimised feasibility study is currently underway to implement improvements in water management, operational flexibility, maintainability, and constructability. The new environmental licence application is expected to be filed with the ANLA in 2026.

Gramalote
A feasibility study was completed for the Gramalote gold project, which is a joint venture between AngloGold Ashanti and B2Gold Corp. (“B2Gold”). Both partners determined that the Gramalote project does not meet their investment thresholds for development of the project. The Gramalote project continues to benefit from government support as well as continuing support from local communities. AngloGold Ashanti and B2Gold completed a comprehensive review of the alternatives for the Gramalote project and consider that it would be in the best interest of all stakeholders for a new party to own the project. The partners commenced a joint sales process for the Gramalote project in the fourth quarter of 2022, and are working to complete this process in 2023.

CORPORATE UPDATE

Proposed Ghana JV
During March 2023, Gold Fields and AngloGold Ashanti agreed the key terms of a proposed joint venture in Ghana between Gold Fields’ Tarkwa and AngloGold Ashanti’s neighbouring Iduapriem mines. Both mines are located near the town of Tarkwa in the country’s Western Region.

Both companies have commenced preliminary, high-level and constructive engagements with senior government officials in Ghana and will continue engaging with the Government of Ghana (“GoG”), relevant regulators and other key stakeholders, with a view to implementing the proposed joint venture as soon as practically possible.

Both companies have agreed to mutual exclusivity during this engagement. No material, additional capital injection is anticipated to be required by either company to establish the proposed joint venture, which is expected to materially improve its capital intensity once operational. Excluding the interest to be held by the GoG, Gold Fields will have an interest of 66.7%, or two-thirds, and AngloGold Ashanti will have an interest of 33.3%, or one-third, in the proposed joint venture.

There can be no certainty that the parties will enter into a definitive agreement with respect to the proposed joint venture or about the timing, terms and conditions of any such definitive agreement. Implementation of the proposed joint venture is subject to, among other matters, reaching agreement with the GoG regarding the proposed joint venture, conclusion of confirmatory due diligence and securing all requisite regulatory approvals.
March 2023 Market update report - www.AngloGoldAshanti.com

DRC customs matter
Kibali Goldmines S.A. is continuing to engage in discussions with the DRC Customs Authority and DRC Ministry of Finance regarding the customs claims previously reported. In this regard, on 26 March 2023, the parties agreed to settle one of the DRC Customs Authority claims concerning historic export duties. Discussions to resolve the remaining customs claims are ongoing. A formal reassessment notice has not yet been issued by the DRC Customs Authority with respect to these claims.

Siguiri
On 3 May 2023, a tank in the Carbon-in-Leach (CIL) circuit at Siguiri unexpectedly collapsed and damaged some surrounding infrastructure. The impact was contained to the operational area immediately adjacent to the plant. The cause of the incident is under investigation and our initial assessment is that Siguiri will return to 70% of production in the next five weeks and be back to full capacity within four to five months. Mining continues as normal and ore will be stockpiled in the interim. Loss adjusters have been appointed on behalf of our insurers. Despite this event, the Company still expects to meet 2023 Group production guidance.

EXPLORATION UPDATE

For detailed disclosure on the exploration work carried out during the first quarter of 2023, see the Exploration Update document on the Company’s website at www.anglogoldashanti.com on both brownfield and greenfield exploration programmes.
March 2023 Market update report - www.AngloGoldAshanti.com

Operations at a glance
for the quarters ended 31 March 2023, 31 December 2022 and 31 March 2022
	Production oz (000)			Underground milled / treated 000 tonnes			Surface milled / treated 000 tonnes			Open-pit treated 000 tonnes			Underground Recovered grade g/tonne			Surface Recovered grade g/tonne			Open-pit Recovered grade g/tonne
	Mar-23	Dec-22	Mar-22	Mar-23	Dec-22	Mar-22	Mar-23	Dec-22	Mar-22	Mar-23	Dec-22	Mar-22	Mar-23	Dec-22	Mar-22	Mar-23	Dec-22	Mar-22	Mar-23	Dec-22	Mar-22

AFRICA	348	481	330	1,126	1,392	1,063	38	42	55	4,676	5,399	4,652	4.39	5.43	4.94	1.05	1.30	1.71	1.25	1.36	1.06
Kibali - Attr. 45%	64	97	76	342	377	326	—	—	—	538	598	456	3.71	5.73	5.73	—	—	—	1.32	1.44	1.07
Iduapriem	63	67	51	—	—	—	—	—	—	1,233	1,454	1,192	—	—	—	—	—	—	1.58	1.44	1.33
Obuasi	60	88	38	235	355	179	38	42	55	—	—	—	7.74	7.56	6.10	1.05	1.30	1.71	—	—	—
Siguiri - Attr. 85%	63	71	68	—	—	—	—	—	—	2,324	2,528	2,290	—	—	—	—	—	—	0.86	0.88	0.93
Geita	98	158	97	549	660	558	—	—	—	581	819	714	3.38	4.12	4.10	—	—	—	2.06	2.67	1.02

AUSTRALIA	125	140	127	890	754	784	—	—	—	1,716	1,891	1,835	2.59	2.91	2.53	—	—	—	0.93	1.15	1.08
Sunrise Dam	61	58	61	603	491	557	—	—	—	349	471	410	2.44	2.85	2.42	—	—	—	1.27	0.85	1.35
Tropicana - Attr. 70%	64	82	66	287	263	227	—	—	—	1,367	1,420	1,425	2.91	3.03	2.80	—	—	—	0.84	1.25	1.00

AMERICAS	111	150	131	608	1,013	950	—	—	—	211	279	286	3.34	3.47	3.61	—	—	—	2.10	2.78	1.61
Cerro Vanguardia - Attr. 92.50%	42	43	41	85	113	74	—	—	—	205	202	215	8.03	4.93	10.24	—	—	—	2.13	2.86	1.64
AngloGold Ashanti Mineração (1)	54	80	70	287	677	642	—	—	—	—	—	—	3.07	3.44	3.36	—	—	—	—	—	—
Serra Grande	15	27	20	236	223	234	—	—	—	6	77	71	1.99	2.82	2.20	—	—	—	1.07	2.57	1.52

AngloGold Ashanti (1)	584	771	588	2,624	3,159	2,797	38	42	55	6,603	7,569	6,773	3.54	4.20	3.81	1.05	1.30	1.90	1.19	1.36	1.09

(1) Includes gold concentrate from the Cuiabá mine complex which will be sold to third parties.
Rounding of figures may result in computational discrepancies.
March 2023 Market update report - www.AngloGoldAshanti.com

Operations at a glance (continued)
for the quarters ended 31 March 2023, 31 December 2022 and 31 March 2022
	Total cash costs			All-in sustaining costs			Sustaining ORD / Stripping capex			Other sustaining capex			Non-sustaining capex
	$/oz			$/oz			$m			$m			$m
	Mar-23	Dec-22	Mar-22	Mar-23	Dec-22	Mar-22	Mar-23	Dec-22	Mar-22	Mar-23	Dec-22	Mar-22	Mar-23	Dec-22	Mar-22

AFRICA	1,135	902	1,017	1,395	1,254	1,281	60	55	49	28	89	24	47	78	34
Kibali - Attr. 45%	1,019	643	797	1,162	948	1,037	5	2	7	7	24	9	7	6	2
Iduapriem	803	1,045	987	1,171	1,506	1,390	17	21	13	4	10	7	16	26	8
Obuasi	1,085	683	1,043	1,366	1,044	1,585	18	14	16	3	14	2	14	29	14
Siguiri - Attr. 85%	1,537	1,431	1,187	1,637	1,605	1,262	—	—	—	4	6	3	1	3	1
Geita	1,196	886	1,077	1,541	1,307	1,301	20	18	13	9	33	2	9	14	9
Non-controlling interests, admin and other							—	—	—	1	2	1	—	—	—

AUSTRALIA	1,309	1,184	1,160	1,564	1,398	1,324	12	16	8	11	17	10	22	17	29
Sunrise Dam	1,317	1,428	1,296	1,616	1,777	1,516	5	7	5	8	10	6	—	—	—
Tropicana - Attr. 70%	1,190	935	948	1,382	1,070	1,061	7	9	3	3	7	4	22	17	29
Admin and other							—	—	—	—	—	—	—	—	—

AMERICAS	1,338	1,147	975	2,446	1,802	1,635	43	43	36	17	49	41	—	—	—
Cerro Vanguardia - Attr. 92.50%	1,077	1,066	659	1,503	1,703	970	7	9	7	5	19	2	—	—	—
AngloGold Ashanti Mineração	1,390	1,161	1,044	3,613	1,827	1,928	25	25	21	9	21	33	—	—	—
Serra Grande	1,855	1,227	1,375	2,780	1,872	1,973	10	8	7	2	7	6	—	—	—
Non-controlling interests, admin and other							1	1	1	1	2	—	—	—	—

PROJECTS	—	—	—	—	—	—	—	—	—	—	—	—	6	5	2
Colombian projects	—	—	—	—	—	—	—	—	—	—	—	—	1	5	2
North American projects	—	—	—	—	—	—	—	—	—	—	—	—	5	—	—

OTHER							—	—	—	—	—	1	—	—	—
AngloGold Ashanti	1,204	1,008	1,041	1,619	1,422	1,405	115	114	93	56	155	76	75	100	65
A new segment for Projects (previously reported under the Americas segment) has been introduced due to the implementation of the new operating model. Comparative information has been restated.
Rounding of figures may result in computational discrepancies.

March 2023 Market update report - www.AngloGoldAshanti.com

Administration and corporate information

AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD

JSE Sponsor:
The Standard Bank of South Africa Limited

Auditors: PwC

Offices
Registered and Corporate
112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank 2196)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 10, AMP Building,
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors
Executive
A Calderon▲ (Chief Executive Officer)
GA Doran▲ (Chief Financial Officer)

Non-Executive
MDC Ramos^ (Chairman)
KOF Busia△
AM Ferguson*
AH Garner#
R Gasant^
SP Lawson#
MC Richter#~
JE Tilk§

* British § Canadian #American ▲Australian
~Panamanian ^South African △Ghanaian

Officers
LM Goliath
Group Company Secretary

Company secretarial e-mail
Companysecretary@anglogoldashanti.com

Investor Relations contacts
Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@anglogoldashanti.com

Andrea Maxey
Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
E-mail: amaxey@anglogoldashanti.com

AngloGold Ashanti website
www.anglogoldashanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars

South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website : www.computershare.com

Australia
Computershare Investor Services Pty Limited
Level 11, 172 St George’s Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140 (Toll free in USA) or
   +1 201 680 6825 (outside USA)
E-mail: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Global BuyDIRECTSM
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

Forward-looking statements
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2022 filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
March 2023 Market update report - www.AngloGoldAshanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: May 12, 2023

By:    /s/ LM GOLIATH
Name:    LM Goliath
Title:    Company Secretary

March 2023 Market update report - www.AngloGoldAshanti.com